KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Endeavour Silver Corp.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated April 2, 2008 on the consolidated balance sheets of Endeavour Silver Corp. (the Company) as at December 31, 2007 and December 31, 2006, and the consolidated statements of operations and comprehensive income, shareholders’ equity and deficit, and cash flows for each of the years in the two-year period ended December 31, 2007 and the ten-month period ended December 31, 2005.

  our Report of Independent Registered Public Accounting Firm dated April 2, 2008 on the Company’s internal control over financial reporting as of December 31, 2007.

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

Chartered Accountants

Vancouver, Canada
April 4, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.